PRESS RELEASE
For more information contact:

Investor Relations
Jeff Corbin / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1214 / 1236
jcorbin@kcsa.com / mcsaby@kcsa.com
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      US Department of Health and Human Services Grants Orphan Drug Status
                       to BioCancell's Ovarian Cancer Drug

Tel Aviv, Israel, August 24, 2009 -- Tikcro Technologies today announced that the United States ("US") Department of Health and Human Services ("HHS") has granted orphan drug status to BioCancell's BC-819 drug, currently in Phase I/IIa clinical trials, for its use in treating ovarian cancer.

Tikcro holds 36% of Biocancell (after conversion of notes and exercise of warrants), and 27% on a fully diluted basis.

The US Food and Drug Administration ("FDA") defines an orphan drug as one that treats a disease affecting less than 200,000 people each year. The main benefit received under orphan drug status is the right to market the drug exclusively for 7 years from the date it is approved. Additional benefits include certain tax benefits and waived FDA fees.

The first patient in a Phase I/IIa clinical trial for advanced ovarian cancer using BC-819 began treatment in the second quarter of 2009. The trial addresses patients suffering from advanced ovarian cancer characterized by ascites, peritoneal cavity fluid containing cancerous cells that did not previously respond to standard treatment for the disease. The trial is expected to include a total of 12 patients, each receiving nine weekly treatments.

The University of Pennsylvania Medical Center in the US and three centers in
Israel: the Wolfson Medical Center in Holon, the Meir Medical Center in Kfar Saba and the Hadassah Medical Center in Jerusalem, are recruiting patients for the trial. The Massey Cancer Center of Virginia Commonwealth University in the US is expected to begin recruitment pending certain local regulatory approvals.

This Phase I/IIa trial follows a compassionate use trial conducted in Israel with a patient suffering from ovarian cancer characterized by intra-peritoneal distribution of metastases and ascites, who failed conventional chemotherapy treatment. The results of the compassionate trial showed that the drug caused no serious adverse events ("SAE's") at any dosage. Additionally, the patient's blood showed a 50% decrease of the ovarian cancer marker protein CA-125, and a significant decrease in the number of cancerous cells in the ascites was measured. Clinical improvement was reported in the patient's condition.

About Tikcro Technologies:
Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. BioCancell is conducting the following clinical trials in Israel and in the U.S. using its leading drug, BC-819:
- Phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer.
- Phase I/IIa clinical trial for the treatment of ovarian cancer
- Phase I/IIa clinical trial for the treatment of pancreatic cancer.

For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the business of BioCancell, including, but not limited to, the development, testing, regulatory approval and commercialization of its products, its intellectual property rights, its funding, its competition, its exposure to lawsuits and its dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.